Filed pursuant to Rule 253(g)(2)

File No. 024-11354

SUPPLEMENT NO 1. TO

TO OFFERING CIRCULAR DATED DECEMBER 22, 2020

IDENTIFYSENSORS BIOLOGICS, INC.

IdentifySensors Biologics Corp.

20600 Chagrin Boulevard, Suite 450

Shaker Heights, Ohio 44122

(216) 543-3031

www.identifysensors.com.

January 22, 2021

IdentifySensors Biologics, Inc. Announces Engagement of The Dalmore Group as Broker-Dealer

This Supplement amends and supplements the Offering Circular of IdentifySensors Biologics, Inc. (the “Company”) dated December 22, 2020 (the “Offering Circular”) by announcing the Company’s entry into a Broker-Dealer Agreement with The Dalmore Group, LLC (“Dalmore”) to act as the broker/dealer of record related to its offering of Common Stock pursuant to the Offering Circular.

Except as described above, this Supplement to the Offering Circular does not modify or update disclosure in, or exhibits to, the original Offering Circular. This Supplement to the Offering Circular should be read in conjunction with the Offering Circular and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

Description of Broker-Dealer Agreement with Dalmore

The following a summary of the material terms of the Broker-Dealer Agreement with Dalmore. A complete copy of the agreement is attached to the Offering Statement of which the Offering Circular is part as Exhibit 6.12.

Services Provided. Effective January 13, 2021, but subject to receipt of a “No Objection Letter” from FINRA, the Company engaged Dalmore to provide the following services relating to the Company’s offer and sale of Common Stock pursuant to the Offering Circular:

1.	Review investor information, including know your customer data, perform anti-money laundering and other compliance checks and recommend whether the Company accept a prospective investor;
2.	Review subscription agreements and recommend to the Company whether to accept the subscription of the prospective investor;
3.	Gather additional information from prospective investor as needed;
4.	Keep investor details and data confidential; and
5.	Coordinate with third parties to ensure adequate review and compliance.

Dalmore shall not provide any investment advise or investment recommendations to prospective investors.

Term and Termination. The Broker-Dealer Agreement has a term of twelve months but may be terminated earlier by Dalmore if the Company fails to perform or observe any material term of the agreement, or by either party if any representation or warranty of the other party is incorrect or if legal compliance cannot be achieved after commercially reasonable efforts. Either party may also terminate upon 30 days’-notice if the other party files for bankruptcy, liquidation or reorganization.

Compensation. The Company shall pay Dalmore one percent (1%) of the amount raised by the Company, plus a one-time consulting fee of $5,000, plus $5,000 for out-of-pocket expenses. Additionally, the Company shall be required to pay an $8,000 FINRA filing fee.

SEC Disclaimer

An offering statement regarding the offering described in the Offering Circular has been filed with the Commission. The Commission has qualified that offering statement, which only means that the Company may make sales of the securities described by that offering statement. It does not mean that the Commission has approved, passed upon the merits or passed upon the accuracy or completeness of the information in the offering statement. You should read the offering circular before making any investment.

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PART III—Exhibits

Index to Exhibits

Exhibit Number		Description
2.1	**	Certificate of Incorporation
2.2	**	Certificate of Amendment of Certificate of Incorporation
2.3	**	Bylaws
3.1	**	2020 Stock Incentive Plan
3.2	*	Form of Stock Award Agreement
4.1	**	Form of Subscription Agreement
6.1	**	Engagement Agreement with FundAthena, LLC dba Manhattan Street Capital
6.2	**	License Agreement with IdentifySensors Fresh Food Enterprises, LLC
6.3	**	Sublease Agreement with Dr. Gregory Hummer/MCO Advantage
6.4	**	Contractor Agreement with Thomas G. Sors
6.5	**	Contractor Agreement with Ann Hawkins
6.6	**	Contractor Agreement with Jeff Spagnola
6.7	**	Contractor Agreement with Dr. Greg Hummer
6.8	**	Contractor Agreement with Bruce Raben
6.9	**	Transfer Agent Agreement with Colonial Stock Transfer
6.10	**	Strategic Alliance Agreement with Purdue University
6.11	**	Memorandum of Understanding with Purdue Research Foundation
6.12	*	Broker-Dealer Agreement
8.1	**	Escrow Agreement
11.1	**	Consent of BF Borgers CPA PC
11.2	**	Consent of Wilson Bradshaw LLP (included in Exhibit 12.1 below)
12.1	**	Opinion of Wilson Bradshaw, LLP

*	Filed herewith.
**	Previously filed.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Shaker Heights, Ohio, on January 22, 2021.

IdentifySensors Biologics Corp.

By:	/s/ Dr. Gregory Hummer
Name:	Dr. Gregory Hummer
Title:	Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Dr. Gregory Hummer	Chief Executive Officer	January 22, 2021
Dr. Gregory Hummer

/s/ Ann M. Hawkins	Chief Financial Officer
Ann M. Hawkins		January 22, 2021

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